UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Performance Sports Group Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

71377G100

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	Names of Reporting Persons: 251091708 Delaware LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: PubCo Investments LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: 2484842 Ontario Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Capital Partners Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: BCP GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Private Equity Group Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Private Equity Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Asset Management Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Partners Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 0

	8	Shared Voting Power : 5,055,810

	9	Sole Dispositive Power : 0

	10	Shared Dispositive Power : 5,055,810

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,055,810

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 11.10%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common shares, no par value per share (the “Common Shares”), of Performance Sports Group Ltd., a corporation formed under the laws of British Columbia, Canada (the “Company”). This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated September 12, 2016.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented with the addition of the following:

251091708 purchased an additional 499,142 Common Shares in the open market for an aggregate consideration of $1,767,897 (excluding brokerage commissions). All such purchases of Common Shares were funded from available liquidity, which includes a revolving syndicated credit facility to which affiliates of 251091708 are parties.

Item 5.         Interest in Securities of the Issuer

Item 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)-(b) The aggregate number and percentage of Common Shares of the Company held by the Reporting Persons to which this Schedule 13D relates is 5,055,810 Common Shares, constituting approximately 11.10% of the Company’s currently outstanding Common Shares.  The percentage of Common Shares of the Company is based on an aggregate number of Common Shares of the Company of 45,566,680 outstanding as of April 13, 2016, based on the information provided by the Company in the 10-Q.  The Reporting Persons have shared voting power and shared dispositive power over the aforementioned Common Shares.

The beneficial ownership reflected in this Item 5, and in the cover pages, reflect beneficial ownership as of September 22, 2016, the date of filing of this amendment.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

(c)  Schedule I hereto, which is incorporated herein by reference, sets forth the transactions in Common Shares of the Company that were effected since the filing of the initial Schedule 13D by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2016

251091708 DELAWARE LP
By: PubCo Investments LP, its General Partner
By: 2484842 Ontario Limited, its General Partner

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

PUBCO INVESTMENTS LP
By: 2484842 Ontario Limited, its General Partner

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

2484842 ONTARIO LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
Name: David Nowak
Title: Managing Partner

BCP GP LIMITED

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP
By: Brookfield Private Equity Inc., its General Partner

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P.
By: Brookfield Capital Partners Ltd., its General Partner

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

SCHEDULE I

TRADING IN SHARES

Since September 12, 2016, the Reporting Persons made the following transactions in the Common Shares of the Company:

Name	Trade Date	Buy/Sell/Exercise	No. of Shares / Quantity	Unit Cost/ Proceeds	Security	Expiration Date

251091708 Delaware LP	9/14/2016	Buy	194,740	$3.4294	Common Shares	N/A
251091708 Delaware LP	9/15/2016	Buy	43,402	$3.4956	Common Shares	N/A
251091708 Delaware LP	9/16/2016	Buy	29,000	$3.4992	Common Shares	N/A
251091708 Delaware LP	9/19/2016	Buy	82,000	$3.6072	Common Shares	N/A
251091708 Delaware LP	9/20/2016	Buy	150,000	$3.6500	Common Shares	N/A